FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Purchase New Shares of Nidec Tosok through Third-Party Share Allotment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 13, 2005, in Kyoto, Japan

Nidec to Purchase New Shares of Nidec Tosok through

 Third-Party Share Allotment

Nidec Corporation (“Nidec”) has resolved at a meeting of its Board of Directors today to accept a third-party share allotment (the “Share Allotment”) from one of its consolidated subsidiaries, Nidec Tosok Corporation (“Nidec Tosok”), whose shares are listed on the First Section of the Tokyo Stock Exchange (Code: 7728). As a result, Nidec will increase its holding ratio for Nidec Tosok’s common stock from the current 56.55% to 63.32%.

A. Reasons for the Share Allotment

Nidec expects the Share Allotment will not only help Nidec Tosok optimize its capital formation and consequently gain financial strength for future growth, but also enhance collaboration and synergies between the two companies.

B. Outline of Nidec Tosok

(1) Trade name	Nidec Tosok Corporation
(2) Representative	Kazuo Takematsu, President
(3) Location of head office	2-215, Sobudai, Zama City, Kanagawa, Japan
(4) Date of incorporation	April 1, 1949
(5) Principal lines of business	Manufacture and sale of automobile parts, fan motors, semiconductor manufacturing equipment and measuring equipment
(6) Fiscal year end	March 31
(7) Number of employees	652 (Non-consolidated, as of March 31, 2005)
(8) Principal business units	Zama City, Kanagawa, Japan (Head office) Hokuto City, Yamanashi, Japan (Production Plant)
(9) Capital	¥5,087million (before the Share Allotment: ¥3,287 million)
(10) Total number of shares issued and outstanding	19,250,233 shares (before the Share Allotment: 16,250,233 shares)
(11) Major shareholders and shareholding ratios	1. Nidec Corporation 12,190,000 shares 63.32% (before the Share Allotment: 9,190,000 shares 56.55%)
(12) Non-consolidated Business results for the past two fiscal years
Millions of Yen (except dividend per share)
Fiscal year ended March 31,
2004	2005
Net sales	21,876	24,648
Gross income on net sales	4,172	4,068
Operating income	1,449	1,052
Recurring income	1,269	1,208
Net income	738	728
Total assets	22,039	27,109
Shareholders’ equity	9,763	9,986
Dividend per share (Yen)	15	25

C. Number/Amount of Nidec Tosok shares held by Nidec before/after the Share Allotment

Before the Share Allotment	9,190,000 shares	(Holding ratio: 56.55%)
New shares allotted	3,000,000 shares	(Purchase price: ¥3,600 million)
After the Share Allotment	12,190,000 shares	(Holding ratio: 63.32%)

D. Schedule of the Share Allotment

July 13, 2005	Board resolution on the Share Allotment
July 29, 2005	Payment for the new shares

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